UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
May 7, 2026
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

CVC Share Repurchase and Waiver of Rights
As previously announced on March 2, 2026, Fidelis Insurance Holdings Limited (the “Company”) repurchased all of the remaining common shares of the Company (the “Share Repurchase”) owned by CVC Falcon Holdings Limited (“CVC”). As a result of such repurchase, CVC no longer holds any ownership interest in the Company. In connection with the Share Repurchase, effective as of May 7, 2026, the Company and CVC agreed that CVC irrevocably waived, relinquished and terminated any and all rights CVC may have had under (i) that certain Amended and Restated Common Shareholders Agreement, dated as of June 16, 2023, by and among the Company, CVC and the other parties thereto (the “Common Shareholders Agreement”), and (ii) the Company’s Amended and Restated Bye-Laws (the “Bye-Laws”), solely with respect to CVC’s rights under paragraph 54.3 thereof and the other rights applicable to CVC thereunder in its capacity as a Principal Shareholder (as defined in the Company’s Bye-Laws), which rights include, among other things, CVC’s right to designate, nominate or appoint any director or observer to the board of directors (the “Board”) of the Company, any right to receive information or exercise any governance, participation or similar rights granted to CVC in its capacity as a Principal Shareholder as defined in each of the Common Shareholders Agreement and the Bye-Laws, and any right to designate, nominate, appoint or otherwise cause the appointment of any replacement director to fill the vacancy created by Mr. Daniel Brand’s resignation, and (iii) that certain Common Shareholder Registration Rights Agreement, dated June 9, 2015, by and among the Company, CVC and the other parties thereto, as amended.

Director Resignation
In connection with CVC’s waiver of rights following the Share Repurchase, on May 7, 2026, Mr. Daniel Brand resigned as a member Board of the Company and as a member of each of the Compensation Committee, Nominating and Corporate Governance Committee and Investment Committee of the Board.

Incorporation by Reference
The information furnished in this Report of Foreign Private Issuer on Form 6-K (this “Report”), shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-273105) and Form F-3 (File No. 333-287332), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: May 7, 2026	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer